Exhibit 99.1

tmac Resources Inc. to be Acquired by AGNICO EAGLE

Toronto (January 5, 2021) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle") and TMAC Resources Inc. (TSX: TMR) ("TMAC") announced today that they have entered into agreements pursuant to which Agnico Eagle has agreed to acquire all of the outstanding common shares of TMAC (the "Transaction") at a price of C$2.20 per share (the "Offer Price") in cash, which represents an increase of C$0.45 per share as compared to the offer price of C$1.75 offered by Shandong under the original Arrangement Agreement, as further described below.

The Transaction is being effected by way of assignment to Agnico Eagle of the arrangement agreement dated May 8, 2020 (the "Arrangement Agreement") among TMAC, Shandong Gold Mining (HongKong) Co., Limited and its affiliate Streamers Gold Mining Corporation Limited (collectively, "Shandong") and Shandong Gold Mining Co., Ltd. (together with Shandong, the "Shandong Parties") in accordance with an assignment, assumption and novation agreement among the Shandong Parties, TMAC and Agnico Eagle dated January 4, 2021 (the "Assignment Agreement") and the amendment of the Arrangement Agreement under an amending agreement between Agnico Eagle and TMAC dated January 4, 2021 (the "Amending Agreement"). The arrangement was approved by 97.08% of the votes of TMAC shareholders that were represented at the special meeting held on June 26, 2020; there will be no further shareholders' meeting in connection with the Transaction.

The total equity value under the Transaction is approximately C$286.6 million. In addition, in connection with the closing of the Transaction, Agnico Eagle will retire TMAC's outstanding debt and deferred interest and fees. The Offer Price represents a premium of approximately 26% to the offer price of C$1.75 per TMAC share that was to be paid by Shandong and a premium of approximately 66% to TMAC's 20-day volume-weighted average price as at January 4, 2021.

Resource Capital Funds ("RCF"), Newmont Corporation ("Newmont"), Shandong and all directors and officers of TMAC, collectively holding approximately 62.3% of the current outstanding TMAC common shares, have entered into agreements with Agnico Eagle that include obligations to, among other matters, cooperate in seeking the Agnico Final Order (as defined below) and not solicit competing transactions or take actions that would interfere with the completion of the Transaction.

Sean Boyd, Agnico Eagle's Vice-Chairman and Chief Executive Officer, stated, "We are very pleased to have the opportunity to bring our extensive northern operational and community experience to the Hope Bay Mine and the Kitikmeot Region of Nunavut. Together with the TMAC team and our Nunavut partners, we look forward to advancing exploration and expansion initiatives to realize the full potential of the Mine and its large unexplored land package."

Jason Neal, TMAC's President and Chief Executive Officer, commented, "I am very excited to welcome Agnico Eagle to Hope Bay. Our company spent almost the entirety of 2020 under the uncertainty of a strategic review process and the Canadian government review of the sale to Shandong, with an impending debt maturity, compounded by the anxiety of the global pandemic. Our employees showed great focus that delivered outstanding results. The Nunavut communities showed great patience. Sprott Lending provided accommodation and support. The acquisition being completed by Agnico Eagle is a great outcome for all stakeholders. Agnico Eagle is one of the strongest gold producers internationally, a Canadian champion and has been operating in Nunavut for more than a decade with a great track record with communities, employees and the environment."

Newmont's President and Chief Executive Officer, Tom Palmer said, "The sale of TMAC to Agnico Eagle is an excellent outcome for TMAC's shareholders, employees and local communities. Agnico Eagle's extensive experience in the Arctic, coupled with their clear commitment to the highest environmental, social and governance practices make them uniquely qualified to lead and realize the fullest potential of the Hope Bay gold district."

Ross Bhappu, Head of Private Equity Funds for RCF said, "RCF would like to compliment TMAC's current operational management team on the significant mining, milling and safety achievements and establishing the foundation from which Agnico Eagle can continue the team's outstanding track record on ESG matters as well as operating in the Arctic."

Transaction Summary

The Transaction will be completed by way of a Plan of Arrangement under the Business Corporations Act (Ontario). The Transaction is subject to approval under the Competition Act (Canada) and to an amendment of the final order issued on June 30, 2020 by the Ontario Superior Court of Justice to approve the substitution of Agnico Eagle as purchaser under the Plan of Arrangement (such amended final order, the "Agnico Final Order"). TMAC intends to seek the Agnico Final Order at a hearing before the Ontario Superior Court of Justice (Commercial List) to be held by Zoom on January 20, 2021 at 11:00 a.m. (Toronto time). TMAC will advise shareholders by way of a further press release regarding details of the court process. The Transaction will also be subject to other closing conditions customary in transactions of this nature.

Agnico Eagle and TMAC have agreed to use their commercially reasonable efforts to consummate the Transaction on or before February 8, 2021.

The board of directors of TMAC, after consultation with its financial and legal advisors, and on the unanimous recommendation of a special committee of independent directors of TMAC (the "TMAC Special Committee"), has unanimously approved the Transaction. In connection with approving the Transaction, Blair Franklin Capital Partners provided an opinion to the TMAC Special Committee and the TMAC board of directors stating that, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration offered to the TMAC shareholders pursuant to the Transaction is fair, from a financial point of view, to the TMAC shareholders, and each of BMO Capital Markets and CIBC Capital Markets provided an opinion to the TMAC board of directors stating that, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration offered to the TMAC shareholders pursuant to the Transaction is fair, from a financial point of view, to the TMAC shareholders.

TMAC will file a material change report in respect of the Transaction in compliance with Canadian securities laws as well as copies of the Assignment Agreement and Amending Agreement, which will be available on TMAC's profile on SEDAR at www.sedar.com. A copy of the Arrangement Agreement and certain other principal agreements relating to the Arrangement Agreement can be found under TMAC's profile on SEDAR at www.sedar.com.

Agnico Eagle has engaged Trinity Advisors Corporation and First Asia Group Ltd. as its financial advisors and Davies Ward Phillips & Vineberg LLP as its legal advisor in connection with the Transaction. TMAC has engaged BMO Capital Markets and CIBC Capital Markets as its financial advisors and Cassels Brock & Blackwell LLP as its legal advisor in connection with the Transaction. The TMAC Special Committee has engaged Blair Franklin as its financial advisor and Stikeman Elliott LLP as its legal advisor.

About Agnico Eagle Mines Limited

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia. Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

About TMAC Resources Inc.

TMAC operates the Hope Bay property located in Nunavut, Canada. The property and operations are remote but not isolated, serviced by both a port and airstrip. Hope Bay is an 80 km by 20 km Archean greenstone belt that has been explored by BHP, Miramar, Newmont and TMAC over a period spanning more than 30 years. TMAC began producing gold in early 2017 from Doris, its first mine at Hope Bay, and processed gold at the Doris processing plant which originally had nameplate capacity of 1,000 tpd and expanded to 2,000 tpd midway through 2018. There is potential to grow TMAC's established deposits considerably at depth, and then grow resources further through the prioritized exploration of the more than 90 other identified regional targets. TMAC is now permitted to produce from both Madrid and Boston.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

For further information regarding TMAC, contact Lisa Wilkinson, Vice President, Investor Relations and Strategic Development at Lisa.Wilkinson@tmacresources.com or call 647-480-3110.

Forward-Looking Statements

The information in this news release has been prepared as at January 5, 2021. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "expected", "may", "will" or similar terms.

Forward-looking statements in this news release include, but are not limited to: statements relating to the outcome of the Transaction; the ability of Agnico Eagle and TMAC to complete the Transaction on the terms described herein, or at all; and receipt of the Agnico Final Order and the necessary Competition Act (Canada) approvals.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle and TMAC as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle and TMAC do not intend, and do not assume any obligation, to update these forward-looking statements.

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